UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Announces Institutional Shareholder Services

Support for Proposed Merger with Gold Fields

ISS Recommends Shareholders Vote “FOR” Harmony Proposals

Johannesburg, South Africa, October 29, 2004 - Harmony Gold Mining Company Limited (NYSE: “HMY”; JSE: “HAR”) today announced that Institutional Shareholder Services, Inc. (“ISS”) released reports recommending that the company’s shareholders vote in favor of the proposed merger with Gold Fields (NYSE: “GFI”; JSE: “GFI”) at the special meeting scheduled for November 12, 2004.

ISS is the world’s leading independent provider of proxy voting and corporate governance services, serving more than 1,000 institutional and corporate clients worldwide and issuing vote recommendations for more than 28,000 companies across 102 markets worldwide.

Bernard Swanepoel, Chief Executive of Harmony stated, “We are pleased that ISS agrees that shareholders should vote in favor of all Harmony proposals. The backing of ISS is an important step in moving forward with this merger, as it provides a credible, independent endorsement that this transaction is truly in the best interest of all shareholders.”

In reviewing the Harmony proposal, ISS examined whether the merger makes strategic sense, particularly from a long-term investor perspective. ISS concluded that the merger “would have a positive impact on shareholders’ revenue streams and their investments, and that the effect on their voting rights would not be disproportionate to that benefit.”

ISS noted Harmony’s track record of achieving higher cost savings with its acquired assets and that if Harmony could obtain a unit cost reduction of 15% annually, the Company could justify the premium paid for control of Gold Fields’ shares.

ISS also noted that:

•	The proposed merger is in line with Harmony’s strategic plan of growth

•	The new Harmony would be better equipped to compete and gain access to capital internationally

•	A larger, more diversified Harmony could manage risk more effectively

About Institutional Shareholder Services

Institutional Shareholder Services is the world’s leading provider of proxy voting and corporate governance services. Located in Rockville, Maryland, ISS provides proxy research, voting recommendations and governance advisory services to financial institutions and corporations worldwide. Founded in 1985, ISS has satellite offices in New York, Chicago, London, Toronto, Manila, and Tokyo.

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com
South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za
United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013	charles.watenphul@fd.com
US Information Agent - MacKenzie Partners, Inc
Daniel Burch	+212 929 5500		proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners,

Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer